Exhibit 11.                                Statement re: Computation of Per Share Earnings

Net loss as at February 28, 2008	$ 40,209

Average number of shares outstanding since inception (i)	14,000,000

Net loss per share for the period from October 4, 2006 (date of inception) to February 28, 2009	$ (0.003)

The Company has not stock options, warrants or rights outstanding as at August 31, 2008.

There have been no shares issued between February 28, 2009 and May 11, 2009 or up to the date of this prospectus.